C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

05011855

Ref : EC/GS/CPP/227/05

BY AIRMAIL

3rd October, 2005

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

Attn : International Corporate Finance

PROCESSED
OCT 19 2005
THOMSON
FINANCIAL

SUPPL

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12g3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1602 in Hong Kong if you have any questions.

Dev 10/19

................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Emily Choi
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 3rd October, 2005 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Document

1. Document : Press Announcement regarding Changes of Independent Non-executive Directors
   Date : 30th September, 2005
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

ANNOUNCEMENT
CHANGES OF INDEPENDENT NON-EXECUTIVE DIRECTORS

Appointment of Independent Non-executive Directors

The board of directors (the "Board") of C.P. Pokphand Co. Ltd. (the "Company") is pleased to announce that Mr. Ma Chiu Cheung, Andrew and Mr. Sombat Deo-isres have been appointed as independent non-executive directors and members of the audit committee of the Company with effect from 30th September, 2005.

Mr. Ma Chiu Cheung, Andrew, aged 63, obtained a Bachelor's degree, majoring in Economics from the London School of Economics and Political Science, University of London, United Kingdom. He is a director of Andrew Ma DFK (CPA) Limited and Mayee Management Limited. He has over 30 years of experience in accounting and finance. Mr. Ma is a Certified Public Accountant (Practising) in Hong Kong and a Fellow of the Institute of Chartered Accountants in England & Wales, The Hong Kong Institute of Certified Public Accountants, The Taxation Institute of Hong Kong and The Hong Kong Institute of Directors.

Mr. Ma is an independent non-executive director of China Resources Peoples Telephone Company Limited, Asia Financial Holdings Limited, Peaktop International Holdings Limited and Tanrich Financial Holdings Limited, all of which are listed on The Stock Exchange of Hong Kong Limited. Mr. Ma is also an independent non-executive director of Asian Citrus Holdings Limited, a company listed on the AIM Market, London Stock Exchange.

Mr. Ma was, during the period from 18th October, 2004 to 31st March, 2005, also an independent non-executive director of Magician Industries (Holdings) Limited which is listed on The Stock Exchange of Hong Kong Limited.

Mr. Sombat Deo-isres, aged 64, obtained a Bachelor's degree in Laws from Thammasat University and a Master's degree in Laws from Chulalongkorn University, Thailand. He has held various senior positions with the Thai judiciary. He is currently a Senior Judge of the Criminal Court of Thailand.

Mr. Deo-isres has not held any directorship in any listed companies in the last three years.

Each of Mr. Ma and Mr. Deo-isres has not entered into any service contract with the Company or any of its subsidiaries. Both of them are appointed for a term of one year which, subject to retirement by rotation and re-election in accordance with the bye-laws of the Company. The amount of director's fee for Mr. Ma and Mr. Deo-isres is HK$120,000 each per annum, which is determined based on their anticipated time and effort to be spent on the Company matters.

Each of Mr. Ma and Mr. Deo-isres is not connected with any directors, senior management or substantial or controlling shareholders of the Company. Save as disclosed above, each of them does not hold any other position with the Company or any of its subsidiaries. As at the date of this announcement, both of them do not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong). There are no other matters relating to their appointment that need to be brought to the attention of the shareholders of the Company.

Resignation of Independent Non-executive Directors

The Board also announces that each of Mr. Budiman Elkana and Mr. Cheung Koon Yuet, Peter has resigned from his post as independent non-executive director and member of the audit committee of the Company with effect from 30th September, 2005 due to personal reasons.

Each of Mr. Budiman Elkana and Mr. Cheung Koon Yuet, Peter has confirmed that there is no disagreement with the Board and there is no other matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

Taking this opportunity, the Board would like to welcome Mr. Ma Chiu Cheung, Andrew and Mr. Sombat Deo-isres for joining the Company and express its sincere gratitude to Mr. Budiman Elkana and Mr. Cheung Koon Yuet, Peter for their past contributions to the Company.

By Order of the Board
Dhanin Chearavanont
Executive Chairman

Hong Kong, 30th September, 2005

As at the date of this announcement, the Board of the Company comprises twelve executive directors, namely Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Anan Athigapanich, Mr. Damrongdej Chalongphuntarat, Mr. Robert Ping-Hsien Ho, Mr. Bai Shanlin, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont, Mr. Benjamin Jiaravanon and Mr. Narong Chearavanont, and three independent non-executive directors, namely Mr. Ma Chiu Cheung, Andrew, Mr. Kowit Wattana and Mr. Sombat Deo-isres.